April 7, 2026

Yue Zhu
Chief Executive Officer
Lianhe Sowell International Group Ltd
15th Floor, Sannuo Smart Building
No. 3388 Binhai Ave, Binhai Community
Nashan District, Shenzhen, China

       Re: Lianhe Sowell International Group Ltd
           Form 20-F for the Year Ended March 31, 2025
           File No. 001-42579
Dear Yue Zhu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Anna J. Wang